Exhibit (q)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

(VARIABLE EXECUTIVE LIFE)

Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-3(T)(b)(12)(iii) and Method of Computing the Adjustment in Payments and Cash Values for Conversions Pursuant to Rule 6e-3(T)(b)(13)(v)(B).

INTRODUCTION

1. Rule 6e-3(T)(b)(12) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(c)(i); the registration statement with which this memorandum is filed includes a representation in compliance with Section 27(e)(2)(A) of the Investment Company Act, as amended in 1996.) Rule 6e-3(T)(b)(13)(v) provides exemption from Section 27(f) of the Act for variable life insurance policies which, among other conditions, provide for the right to convert the policies to fixed benefit life insurance within twenty-four months after the policies are issued. Both Rules refer to materials which must be included in the separate account’s filing with the Commission pursuant to paragraph (b)(3)(ii) of Rule 6e-3(T).

2. Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under — Rule 6e-3(T).” Therefore a separate account which registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii) and 6e-3(T)(b)(13)(v) as exhibits to its registration statement filed under the Act. The purpose of this memorandum is to fulfill this requirement with respect to the Flexible Premium Variable Life Insurance Policy (“Policy”) proposed to be offered in connection with Northwestern Mutual Variable Life Account (“Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern”).

RULE 6e-3(T)(b)(12)(iii)

3. Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent “Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance, increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . .” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES

A. Premium Structure and Insurance Underwriting Standards

4. The Policy is a flexible premium contract. Premiums may be paid at any time and in any amount, within limits. The actual cost of insurance charge will depend on the age, sex and insurance risk classification of the proposed insured, as well as the net amount at risk. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks.

5. As a mutual life insurance company organized in Wisconsin, Northwestern is required to offer its insurance contracts as participating policies which share equitably in Northwestern’s divisible surplus. The Policies accordingly have been designated as participating. However, no dividends are anticipated since this Policy is not expected to contribute to divisible surplus.

6. Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchases of, insurance products which are priced so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) require that policies offered there use a sex-neutral pricing basis. The

[1]	Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).

Policies will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.

B. Procedures for Placing a Policy in Effect

7. When a proposed insured applies for a Policy, Northwestern will begin the same process of risk evaluation which takes place when an application for a fixed benefit insurance policy is received. Several days or weeks may elapse from the date of the application until this underwriting procedure is completed and, if insurability is established, the Policy is issued and delivered to the owner. If the insured dies in the interim, after at least the minimum initial premium has been paid, Northwestern pays the death benefit to the beneficiary unless it is determined that the application would have been rejected.

8. If the applicant for insurance pays at least the minimum initial premium when the application is submitted, the Policy Date will be the date when Northwestern received the latest of (1) the premium amount, (2) the application and (3) medical evidence form.

9. If the application is submitted without any premium, the underwriting procedure will be carried out and the Policy will be issued and delivered in due course. In that case the Policy Date will be 7 days after the date on which the application is finally approved and the Policy is issued, provided that the Policy is in fact delivered within 32 days after the approval date and the premium is paid at that time. If more than 32 days elapse, the Policy Date will be reset according to the agent’s instructions and will be subject to approval by the Home Office.

10. For life insurance purposes, one’s age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 6 months, subject to applicable state insurance law.

11. Investment experience begins on the date the initial premium is received. For all purposes under the Policies, the Policy Values for any date are determined as of the close of business on that date, or whenever the assets of the Account are next valued. Assets of the Account consist entirely of shares of The Northwestern Mutual Series Fund, Inc., The Russell Investment Fund, and The Fidelity Variable Insurance Products Fund III (collectively, the

“Funds”) and shares of each series of the Funds are valued daily as of the close of trading on the New York Stock Exchange.

12. The suicide and incontestability periods under a Policy will run from the Issue Date. The Issue Date will not necessarily coincide with the Policy Date, for the reasons indicated above.

C. Premium Processing

13. Premiums may be paid at any time and in any amount, within limits. The net premium, after the deductions described in the prospectus, will be placed in the Account on the date received by Northwestern at its Home Office.

14. Transactions between the Account and the general account of Northwestern will be effected as of the dates determined in accordance with the terms of the Policies but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern receives notification. Because of the timing discrepancies the total assets of the Account will not always exactly match the sum of the interests in the Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts once each year, as of December 31, and the amount of assets in the Account will be adjusted as required.

TRANSFER PROCEDURES

15. The Account consists of twenty-four divisions, corresponding to the twenty-four Portfolios of the Funds. All assets of each division are invested in shares of the corresponding Fund Portfolio. Anytime following the initial allocation date, the Policy owner may direct that accumulated amounts under the Policy be transferred from one division to another. The Policy provides for a $25 charge for transfers of assets among the divisions of the Account if more than twelve transfers take place in a policy year. Transfers will be effected as of the date when a written request is received at Northwestern’s Home Office.

16. To deter short term and excessive trading, Northwestern has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them. Northwestern may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation.

Among the steps Northwestern has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions including the prohibition of more than twelve transfers among divisions under a single Policy during a Policy year. Further, an investor who is identified as having made a transfer in and out of the same division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy anniversary date, and sent a letter informing him or her of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, interest sweeps, or to initial allocations or changes in allocations.

These policies and procedures may change from time to time in Northwestern’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern to provide transaction information to the Fund.

Northwestern intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of Policy Owners.

17. In order to minimize the investment risk to Northwestern during the period when the Policy owner has the right to return the Policy for a refund, premiums placed into the Account prior to the initial allocation date are placed in the Money Market Division of the Account. The initial allocation date is described in the prospectus and identified in the Policy. On the initial allocation date amounts in the Money Market Division of the Account are transferred to other divisions based on the instructions in the application for the Policy.

REDEMPTION PROCEDURES

A. Surrender for Cash Value

18. The owner of a Policy may surrender it for the cash value of the Policy at any time upon written request during the lifetime of the insured. Northwestern will affix a date and time stamp when the request is received at its Home Office and pay the cash value computed as of that day.

19. Surrenders will generally be paid within seven days of receipt of the written request.

20. When a surrender of a Policy is effected, Northwestern will pay the cash value out of its general assets. An amount equal to the interest of the Policy in the Account will be transferred from the Account to Northwestern’s general account as of the effective date of the surrender.

B. Partial Withdrawal of Policy Value

21. A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. A withdrawal may not reduce the loan value to less than any Policy debt outstanding. Following a withdrawal the remaining Policy Value, less any policy debt outstanding, must be at least three times the most recent monthly charge. Also, following a withdrawal the remaining death benefit must be at least the minimum amount that Northwestern would currently issue. The minimum amount for withdrawals is $250. The Policy reserves the right to charge a fee of up to $25 per withdrawal. This fee is currently being waived.

22. Withdrawals may be made upon written request at Northwestern’s Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of business on the day the request is received. The check for the amount of the withdrawal will be mailed from the Home Office. Special handling procedures will be implemented to assure that withdrawal benefits are paid within seven days after a request is received.

C. Payment of Death Benefit

23. Northwestern will pay the death benefit to the beneficiary or other payee in accordance with the terms of the Policy following receipt at its Home Office of proof of the death of the insured. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met.

24. The death benefit for a Policy will depend on the death benefit option chosen. With Option A, the death benefit equals the Specified Amount. With Option B, the death benefit equals the sum of the Specified Amount and the Policy Value. And with Option C, the death benefit equals the sum of the Specified Amount and premiums paid. At ages 100 and older, the death benefit will equal the Policy Value under all three options. In addition, under any of the options, the death benefit will be increased, if necessary, to meet the definitional requirements for life insurance for federal income tax purposes. The death benefit is adjusted to reflect any unpaid monthly charges if the Policy is in the grace period. Also, any Policy debt is deducted from the death benefit.

25. Northwestern will pay the death benefit for a Policy out of its general assets. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Account as of the date of death will be transferred from the Account to Northwestern’s general account.

D. Lapse and Reinstatement

26. If the Policy Value, less any Policy debt outstanding, is less than the monthly charges on any monthly processing date, a 61 day2 grace period is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date when a notice is sent to the policyowner. The notice will state the minimum amount of premium required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate with no value unless the required amount is paid before the grace period expires. If the insured dies during the grace period, the death proceeds will be reduced by the amount of the unpaid monthly charges.

27. A lapsed Policy may be reinstated while the insured is alive within one year after the Policy terminated. While a Policy Owner has no right to reinstatement after surrender, Northwestern may, in its sole discretion, permit such reinstatements. Reinstatement is conditional upon evidence of insurability and payment of an amount equal to the monthly charges that were due when the Policy terminated plus charges for three more months. Reinstatement will be effected as of the first monthly processing date following the date the request for reinstatement is received at the Home Office of Northwestern, subject to approval by Northwestern. Any Policy debt that was outstanding when the Policy terminated will also be reinstated. The Policy Value when a policy is reinstated is equal to the premium paid, after the deduction for taxes and sales load, less the sum of all monthly charges for the cost of insurance and other expenses for the grace period and for the current month. The cash amount required to reinstate a Policy will be paid into Northwestern’s general account and the amount required for the Policy’s separate account reserve will be placed in the Account as of the reinstatement date.

[2]	In administering the Policies Northwestern intends to use a 66-day period, instead of 61 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Policy owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern’s fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy owners know that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 61 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the Policy does lapse upon the expiration of the grace period and

E. Policy Loans and Loan Repayments

28. The Policies provide that the owner may borrow from Northwestern using the Policy as collateral security. The maximum loan value is 90% of the Policy Value of the Policy. If a Policy loan is already outstanding, these limitations are applied to the amount of Policy Value which the Policy would have if there were no loan.

29. The Policy provides that loans will be made upon written request. Northwestern also intends to honor requests made at the offices of its agents in accordance with procedures presently in place for fixed benefit policies. In that case the request will be transmitted to the Home Office for processing. In any event, the check for the loan proceeds will be mailed from the Home Office, usually the next business day after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day — after the request for the loan was submitted but before processing took place — and interest will accrue on the loan from the date of the check.

30. Interest on a Policy loan accrues and is payable on a daily basis. The Policy loan rate is a fixed rate of 5%. Unpaid interest is added to the principal. The Policy will terminate if the Policy Value falls to zero on a monthly processing date, but written notice will be mailed to the owner of the Policy at least 61 days before the termination date. The notice will state the amount which must be paid to keep the Policy in force.

31. When a Policy loan is effected, the loan amount is taken from the divisions of the Account in proportion to the amounts in the divisions. The amounts taken from the Account are credited with an earnings rate equal to the Policy loan interest rate. On the monthly processing date, a charge for expenses and taxes associated with any Policy debt is deducted. The amount deducted for expenses is disclosed in the prospectus. The earnings rate is in lieu of the investment experience of the Account. The amounts of any loan repayments will be transferred from Northwestern’s general account to the divisions of the Account, according to the allocation percentages in effect for premiums, and will thereafter participate in the Account’s investment experience.

the death benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedures have been implemented prior to the date of death.

F. Exchange of Policy

32. In those states that require the option to exchange the Policy for a permanent fixed benefit policy, the Policy provides that the owner may exchange the Policy during a limited period for a conventional whole life insurance policy with benefits that do not vary with the investment experience of a separate account. The fixed benefit policy will be issued by Northwestern, will be on the life of the same insured, and will have the same initial death benefit, Policy Date and issue age as the Policy being exchanged. The premiums and cash values for the new policy will be the same as those for fixed benefit policies issued by Northwestern on the Issue Date of the Policy. No evidence of insurability is required.

33. The exchange will be subject to an equitable cash adjustment, which is calculated consistent with the requirements of Rule 6e-3(T)(b)(13)(v), although the load structure of the Policy does not require exemption from Section 27(f) of the Investment Company Act. The amount of cash adjustment will be equal to the difference between 1) the discounted Policy Value plus the sum of all loads and charges previously deducted on the Policy; and 2) the premium(s) payable on the fixed benefit policy.

34. The effective date of the exchange will be the date when Northwestern receives the request together with the Policy and any amount due for the cash adjustment. The owner of the Policy may request a later date. An amount equal to the interest of the Policy in the Account will be transferred from the Account to Northwestern’s general account on the effective date of the exchange.

35. Internal Revenue Code Section 1035 allows for a tax free exchange of one insurance contract for another. If the Northwestern Mutual policy has existing debt and gain in the contract resulting in a taxable event, the processor will review the absolute assignment and accompanying paperwork to confirm acknowledgment of the loan and that it should be carried over to the new policy. If such acknowledgment is not included, the request will be considered not in good order and returned to the requestor.

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